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SECURITI ISSION

04001566

ANN RT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JAN 14 2004
813

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of Red Capital Markets, Inc. as of December 31, 2002 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Red Capital Markets, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Capital Markets, Inc. at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Columbus, Ohio
February 14, 2003

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$ 1,133,220
Deposits with Clearing Organizations	100,000
Securities Inventory	76,633,976
Securities Purchased Under Agreements to Resell	114,590,663
Failures to Deliver – Customers	300,377
Failures to Deliver – Broker/Dealers	67,394
Accounts Receivable – Affiliates	122,524
Receivables from Broker/Dealers	1,445,730
Interest Receivable	613,733
Remarketing Agent Receivables	297,430
Purchased Remarketing Agent Agreements, net	1,773,024
Purchased Tax Credit Asset Management Contracts, net	872,218
Fixed Assets, net	354,004
Other Assets	959,551
Total Assets	$199,263,844

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Notes Payable Under Lines of Credit With Affiliates	$149,901,892
Securities Sold Under Agreements to Repurchase	4,918,750
Accrued Salaries, Commissions and Incentive Compensation	2,390,206
Failures to Receive – Customers	300,377
Failures to Receive – Broker/Dealers	67,355
Payables to Broker/Dealers	685,480
Deferred Fee Income	572,966
Accounts Payable and Accrued Expenses	643,866
Interest Payable – Third Parties	6,312
Interest Payable – Affiliate	143,401
Other Payables – Affiliates	231,495
Income Taxes Payable – Affiliate	247,071
Total Liabilities	160,109,171
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued and outstanding)	1,000
Paid-In Capital	20,732,437
Retained Earnings	18,421,236
Total Shareholder's Equity	39,154,673
Total Liabilities and Shareholder's Equity	$199,263,844

See notes to financial statements.

RED CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

A. ORGANIZATION

Red Capital Markets, Inc. ("Company") is a wholly owned subsidiary of The Provident Bank ("Bank"), which is a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial"). The Company's primary businesses are retail securities brokerage, the underwriting of taxable and tax-exempt bonds, the sale of low income housing tax credits, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

Customer Accounts – Retail customer accounts are carried by a correspondent broker on a fully disclosed basis. Accordingly, the financial statements do not include these customer accounts.

In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with a market value of $3,115,173 at December 31, 2002 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in "Securities Inventory" in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by determining the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of "Net Trading Gains." Gains and losses on sales of securities are computed using the adjusted cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2002, the cost of securities inventory was $73,644,632.

Fixed Assets – Fixed assets are primarily furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax reporting. At December 31, 2002, fixed asset accumulated depreciation was $361,481.

Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include money market mutual funds, available on demand, of $1,066,777 at December 31, 2002. The money market mutual funds are recorded at cost, which approximates market value.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Commissions on Annuity Contracts and Insurance Premiums - Commission revenues are derived from the sale of third-party annuity and insurance products. Revenues are recorded at the time the annuity and insurance products are sold to customers.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $777,575 for the year ended December 31, 2002.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Asset Management Fees - Asset management fees are derived from asset management services provided to retail customer accounts. Revenues are recorded upon the receipt of cash.

Financial Instruments – The Company considers cash, receivables, securities purchased under agreements to resell, notes payable, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

C. SECURITIES INVENTORY

The Company's investment in securities inventory at December 31, 2002 was comprised of the following:

Fixed rate taxable multifamily agency mortgage-backed securities	$73,868,779
Fixed rate tax exempt municipal bonds	2,609,295
Other securities	155,902
	$76,633,976

D. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its trading activity. Under terms of the note, the Company may borrow up to $8,000,000 at an interest rate of prime minus 2.75%. All borrowings under the agreement are secured by the Company's cash and trading securities. At December 31, 2002, the Company had no borrowings outstanding under this note.

The Company has two other revolving promissory demand notes from the Bank and a subsidiary of the Bank. Under the terms of these notes, which are not collateralized, the Company may borrow up to a total of $350,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" for the assets funded by any borrowings under the notes. At December 31, 2002, $149,901,892 was outstanding under these notes. Interest incurred under these notes during the year ended December 31, 2002 was $ 1,982,554. The interest rate charged under these notes at December 31, 2002 was 1.28%.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $10,357,346, aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital calculated in accordance with the Rule was $24,497,366 at December 31, 2002. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 6.34 to 1 at December 31, 2002.

F. INCOME TAXES

Provident Financial files a consolidated federal income tax return, which includes all of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to the Bank amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes.

Income tax expense for the year ended December 31, 2002 consisted of the following:

Current	$4,228,165
Deferred	(784,304)
	$3,443,861

The difference between tax expense recorded in the Statement of Income and tax expense recorded at the federal statutory rate of 35% relates primarily to municipal interest income, employee stock purchases, and meals and entertainment.

At December 31, 2002, the net deferred income tax asset consisted of the following items:

Prepaid expenses and other assets	$ (12,234)
Fixed assets	(9,610)
Accrued salaries and commissions	(13,629)
Deferred compensation plan	1,258,468
Net deferred income tax asset	$ 1,222,995

During 2002, the Company made income tax payments to the Bank in the amount of $4,307,201.

G. SUBORDINATED LIABILITIES

There were no subordinated liabilities as of December 31, 2002, nor during the year then ended.

H. RESTRICTED CASH

To insure the Company's performance under terms of a clearing agreement with its correspondent broker, cash was deposited by the Company, which is unavailable for withdrawal. At December 31, 2002, $100,000 was held in such account.

I. RELATED PARTY TRANSACTIONS

During 2002 the Company paid approximately $253,342, to the Bank and to other subsidiaries of Provident Financial for the rental of its office space. At December 31, 2002, the Company had cash in demand accounts of approximately $16,443 at the Bank.

J. COMMITMENTS

The Company has an agreement with a clearinghouse to clear transactions. The agreement requires a minimum payment of $48,000 in commissions each year.

At December 31, 2002, the Company had mandatory commitments to deliver $120,501,277 of fixed and variable rate mortgage-backed securities and taxable and tax-exempt housing bonds. At December 31, 2002, the Company also had a commitment to purchase $20,142,366 of the same types of securities and bonds from a third party and an oral commitment to purchase $149,148,679 from an affiliate.

K. RECEIVABLES FROM BROKER/DEALERS AND PAYABLES TO BROKER/DEALERS

Receivables from broker/dealers includes receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker/dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers or other broker/dealers.

L. BENEFIT PLAN

The Company participates in Provident Financial's Retirement Plan. Included under this plan are a Profit Sharing Plan and the Personal Investment Election Plan. During 2002 the Company expensed approximately $522,000 for these plans. Additionally, the Company maintains a deferred compensation plan covering highly compensated individuals, the assets of which are recorded on the balance sheet of an affiliate. None of the deferred compensation plan's expenses are included in the Company's Statement of Income.

M. PURCHASED TAX CREDIT ASSET MANAGEMENT CONTRACTS

In 2000, the Company purchased the rights to manage certain low-income housing tax credit investor funds for $1,076,492. The purchase price for these rights is amortized over the estimated remaining lives of the related contracts ranging from 12 to 15 years at the time of the purchase. At December 31, 2002, accumulated amortization of the contracts was $204,274.

N. PURCHASED REMARKETING AGENT AGREEMENTS

In 2000, the Company purchased the rights to serve as remarketing agent for certain tax exempt issues of variable rate demand notes for $2,611,042. The purchase price for these rights is amortized over the estimated remaining lives of the related agreements of 10 years at the time of purchase. At December 31, 2002, accumulated amortization of the agreements was $ 838,018.

O. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2002 the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was as follows:

Counterparty	Amount	Market Value of Collateral
Greystone Funding Corporation	$ 77,242,116	$ 79,209,549
Continental Wingate Associates, Inc.	18,179,200	18,713,698
FIMAT, Inc.	4,918,750	5,015,450
Greystone Servicing Corporation	4,514,160	4,604,444
Hickory Valley Retirement Inn, Ltd.	3,627,000	3,723,105
Hendersonville Retirement Inn, Ltd.	3,196,000	3,285,916
Western Rim Investors 1997-2, LP	2,913,437	3,097,732
	$114,590,663	$117,649,894

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed upon limits. These agreements allow for the Company to pledge the collateral against the Company's short-term borrowings. At December 31, 2002, the market value of this pledged collateral was $5,015,450.

At December 31, 2002, accrued interest receivable from securities purchased under agreements to resell was $109,373. These agreements renew daily.

P. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from an affiliated third party with a carrying amount of $4,918,750. The market value of the securities sold under agreements to repurchase totaled $5,015,450. The underlying collateral of the same amount is included in the Statement of Financial Condition in "Securities Purchased Under Agreements to Resell".

At December 31, 2002, the accrued interest payable from securities sold under agreements to repurchase was $6,312. These agreements renew daily.

Q. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 133. These instruments are recorded at fair value, with the changes in fair value recorded in net trading gains on the Statement of Income.

At December 31, 2002, the Company had sold short futures contracts to deliver $3,500,000 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2002, as determined by the futures exchange, was ($42,891), and is included in "Securities Inventory" in the Statements of Financial Condition. The Company had $100,000 on deposit with the counterparty for those commitments at December 31, 2002. The deposit was in the form of U.S. Treasury securities which are included in "Securities Inventory" in the Statement of Financial Condition.